Filed by Informa PLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.

Commission File No.: 001-33472

The following press releases were made available on January 10, 2024.

Informa PLC: Press Release

10 January 2024

New TechTarget: Informa accelerates in B2B Digital Services

Informa Tech digital businesses to combine with TechTarget to create a leading US-listed platform in B2B Data and Market Access

Informa (LSE: INF.L), the international B2B Events, B2B Digital Services and Academic Markets Group, today announced an agreement to combine Informa Tech’s digital businesses with TechTarget to create US-listed New TechTarget.

Stephen A. Carter, Group Chief Executive, Informa, said:

”Today we significantly strengthen Informa’s position in the growing B2B Digital Services market, creating a platform to serve B2B customers at scale digitally, as we already do in Live & On-Demand B2B Events.”

He added: ”Over the last three years, Informa has built a proprietary first party data platform, IIRIS, and expanded our position in the B2B Digital Services market. Now, through a majority shareholding in US-listed TechTarget, we are positioning this business firmly where the customers and the value are.”

Highlights

A Leading Platform in B2B Data and Market Access…Informa Tech’s digital businesses (Industry Dive, Omdia (including Canalys), NetLine and our Digital Media Brands eg Information Week, Light Reading, AI Business) will combine with US-listed TechTarget to create New TechTarget, a market leader with annual sales of c.$500m;

B2B Digital Acceleration… New TechTarget’s focus within B2B Data and Market Access includes Audience Development (Specialist B2B Content/Brands, First Party Data), Demand Generation, Buyer Intent, Content Marketing and Tech Research; The majority of commercial activity is currently in the US, dominated by Enterprise Technology customers;

Value Creation...Long-term growth of the Technology market, growing demand for B2B Digital Services, combination synergies (c.$45m target within three years) and new product development provide the ingredients for significant value creation, with a five-year ambition to double revenues;

Fully Consolidated...Informa will contribute Informa Tech’s digital businesses and c.$350m1 cash for a 57% ownership position in New TechTarget, consolidating its revenues, profits and cashflows;

First Party Data: The combination further strengthens Informa’s first party data capabilities, with TechTarget’s audience data, when combined with Informa’s IIRIS B2B data, delivering a total B2B audience of c.50m;

A Controlled Company New TechTarget will be US-listed on Nasdaq (Ticker: TTGT), classified as a Controlled Company, and led by Gary Nugent as CEO (current Informa Tech CEO);

Enhanced Financials Post completion, the combination will immediately enhance Informa’s Revenues and Adjusted Operating Profit and is expected to be accretive to adjusted Earnings Per Share from 2026, delivering a post-tax ROIC ahead of long term WACC within three years.

New TechTarget: A Leading Platform in B2B Data and Market Access
Leading industry brand: TechTarget
Leading Buyer Intent Platform: Priority Engine
c.50m Permissioned First Party B2B Audience Data: TechTarget, IIRIS
220+ Leading Specialist B2B Content & Brands: TechTarget, Industry Dive, Dark Reading
Leading Tech Research: Omdia, Canalys, Enterprise Strategy Group
Leading Demand Generation & Engagement Platforms: TechTarget, NetLine, BrightTALK
Leading Content Development Services: BrightTALK, Studio ID

New TechTarget: Informa

Accelerates in B2B Digital Services

Informa Tech’s digital businesses enter agreement to combine with TechTarget

Informa has reached an agreement to combine Informa Tech’s digital businesses with TechTarget to create New TechTarget, a leading platform in B2B Data and Market Access.

TechTarget is listed and headquartered in the US, a leading provider of data-driven B2B products to enterprise technology customers. It delivers new customers, influences purchasing decisions and drives revenue, based on buyer intelligence derived from its first party B2B data. TechTarget estimates it will generate 2024 Revenues of c.$235m and Adjusted EBITDA of c.$73m.

Over the last three years, Informa has been building a position in B2B Digital Services. We invested in IIRIS to create a B2B customer data platform for collating, standardising and analysing all the Group’s first party B2B data.

We expanded in Specialist Tech Research organically (Omdia), then extended our B2B digital product portfolio through Industry Dive (Specialist B2B Content/Brands), NetLine (Demand Generation and Buyer Intent) and most recently Canalys (Specialist Tech Research).

New TechTarget will combine TechTarget’s portfolio of B2B products and brands (eg Priority Engine, BrightTALK) with Informa Tech’s digital businesses - Industry Dive, Omdia, Canalys and NetLine, as well as the Specialist Digital Media Brands (eg Information Week, Light Reading, Heavy Reading, AI Business). In aggregate, it is estimated these digital businesses of Informa Tech will generate 2024 Revenues of c.$275m and Adjusted EBITDA of c.$50m, which when combined with TechTarget will mean New TechTarget is estimated to have 2024 revenues of c.$500m and Adjusted EBITDA of c.$120m.

The creation of New TechTarget will accelerate Informa’s ambition in B2B Digital Services, creating a leading platform in B2B Data & Market Access, an area offering significant growth and value. The addressable customer base for these products is primarily in the US, dominated by Enterprise Technology companies. Therefore, we are now planning to locate this combined business where the customers and the value are, within a US-listed company.

The Combination brings together brands and business that will give New TechTarget unique strengths in B2B Data & Market Access, including:

Scale in Audience Development: Scale in segmented B2B audiences through a portfolio of 220+ leading Specialist B2B Tech Content Brands, and leading Tech Research business, Omdia;

Scale in First Party B2B Data: The combination of Informa’s IIRIS proprietary data platform with the powerful B2B audience data of New TechTarget will create unique scale in permissioned first party B2B data, with access to a total B2B audience of c.50m professionals;

Scale in B2B Customer Relationships: Established relationships with c.8,600 B2B technology customers, focused on Enterprise Technology, including key C-Suite tech decision makers;

Scale in Leading B2B Technology: A leading buyer intent data platform, Priority Engine, leading Demand Generation platforms, TechTarget/NetLine, a leading video content marketing platform, BrightTALK, SEO-enabled content platforms and a growing number of AI-enabled tools that improve efficiency and enhance customer experience;

Scale in Product Breadth: Full end-to-end go-to-market solutions, a range of B2B products, and significant capacity for new product investment to further expand the product portfolio;

B2B Data and Market Access Platform

B2B Product	Description

Audience Development	Specialist Business Content/Brands that inform and educate B2B professionals

Permissioned First Party Audience Data	Profile and behavioural insight on B2B buyers provided through proprietary subscriptions and interactions with Specialist B2B Content/Brands, including permission to use data for targeted marketing

Buyer Intent	Individual prospect data generation, through tech-enabled analysis of purchasing intent across segmented B2B audiences

Specialist Technology Research	Paid subscription-based access to specialist B2B market/product data, analytics and analysis, and custom project research that informs market, product and go-to-market strategy

Demand Generation and Engagement	Brand awareness and targeted lead generation through data-driven analysis of segmented B2B audiences

Content Development	Creation of bespoke content for B2B vendors looking to reach specialist B2B audiences

Informa Connect further expands through Informa Tech’s Events portfolio

Informa Connect (Content-led Live & On-Demand B2B Events) will assume the management and operating responsibility for Informa Tech’s portfolio of 20+ Live and On-Demand Technology Events (eg Black Hat, Game Developer Conference (GDC), Enterprise Connect, AfricaCom, The AI Summit). This will expand the Informa Connect portfolio into a sixth growth market (Biotech & Life Sciences, Finance, Foodservice, Anti-Aging & Aesthetics, Lifestyle and now Technology) and take annual revenues to over $1bn.

New TechTarget Value Creation

Informa is contributing its Informa Tech digital businesses and c.$350m1 cash in exchange for a 57% majority ownership position in New TechTarget. This will be effected by the issue of approximately 40m new shares of common stock to a wholly owned subsidiary of Informa PLC.

On completion, TechTarget’s current shareholders will receive a c.$350m1 cash distribution and a 43% ownership position in the New TechTarget business, which will be a US listed business on the Nasdaq stock exchange, trading under the ticker symbol TTGT and will be a Controlled Company.

Annualised net synergies of c.$45m are targeted within three years, including c.$25m cost efficiencies from real estate, software, systems and other overheads, and c.$20m incremental revenue benefits through expanded data access, cross-promotion and cross-selling targeted across the combined customer base.

New TechTarget will be fully consolidated by Informa, immediately enhancing Group Revenues and Adjusted Operating Profit post-completion in 2024. The transaction is expected to be neutral to adjusted earnings in 2025 and accretive thereafter, and to deliver a return on invested capital above Informa’s long-term cost of capital within three years.

Growth in Technology, growing demand for data-driven B2B products

The long-term growth dynamics of the Technology sector remain strong and, within it, the increasing use of data-driven products that deliver differentiated Research, Demand Generation and Buyer Intent. Today’s agreement will give Informa scale in the US, the leading market for these products, a leading market brand in New TechTarget, valuable operating synergies and highly experienced operating management, all within a US listed company.

The creation of New TechTarget will provide both sets of shareholders with a balance of immediate benefits and longer-term returns, with the primary focus on the significant value that will be generated by creating a scale position in B2B Data and Market Access.

New TechTarget will target double-digit organic revenue growth, 35%+ Adjusted EBITDA margins and strong free cash flow conversion within three years of completion, and a forward ambition is to generate $1billion in annual revenues within five years of closing.

Combination Value Creation

Informa Value Creation	TechTarget Value Creation

Access to a leading brand	Immediate cash payment to shareholders (c.$350m1)

Scale in the US (where the customers/value are)	Value premium on Day 1

US listing (Nasdaq)	Participation in combination upside

Specialist talent and management	Increased market capitalisation

Fully consolidated financials	Diversification of revenue via paid subscriptions

A Controlled Company	Scale in Specialist Tech Research via Omdia/Canalys/ESG

Expanded access to intent-based first party data	Expanded access to intent-based first party data

Operational scale benefits	Operational scale benefits

Operating synergies	Operating synergies

Scale player in long-term growth market	Scale player in long-term growth market

Leadership

New TechTarget will be headquartered in Newton (Boston), Massachusetts. Gary Nugent (currently CEO of Informa Tech) will become the CEO of New TechTarget. Michael Cotoia (currently CEO of TechTarget), will become Special Advisor to the CEO, supporting the effective combination of the businesses and delivery of New TechTarget’s growth and performance targets. Both have significant domain expertise and experience, as well as deep, long-term customer relationships in the Enterprise Technology market.

The Board of Directors of New TechTarget post completion will initially consist of nine Directors, including the CEO and Chair. The Non-Executive Directors will combine leadership and relevant experience, including:

Stephen A. Carter (Informa Group Chief Executive), Alex Roth (Informa Strategy Director), Sally Ashford (Informa HR Director), representing Informa’s shareholding.

The other non-Executive Directors include David Flaschen (Non-Executive Director of Nasdaq-listed Paychex and current/retiring Informa PLC Non-Executive Director), Don Hawk (TechTarget Co-Founder and current Executive Director), Christina Van Houten (TechTarget Independent Director), Perfecto Sanchez (TechTarget Independent Director).

In addition, a new Chair of the Board will be appointed with US listed company and relevant market knowledge and experience.

Path to Completion

The Boards of Informa PLC and TechTarget have unanimously approved the Combination. The proposed transaction is expected to complete in the second half of 2024, subject to TechTarget majority shareholder approval and customary regulatory approvals and other conditions.

Gary Nugent, Chief Executive, Informa Tech, said:

”Today we are creating a leading platform in B2B Data and Market Access that combines specialist brands, specialist content and cutting-edge technology, all underpinned by unique B2B audiences and proprietary First Party Data, providing B2B buyers with more opportunities to influence purchasing decisions, identify new customers and drive revenue.”

Michael Cotoia, Chief Executive, TechTarget, said:

”We believe that the importance of permission-based audiences and first party data is growing exponentially, and this combination positions New TechTarget to capitalize on these impactful trends by increasing our first-party intent signals, archive of original content, traffic footprint and size of our permission-based audience. I look forward to working with Informa Tech CEO, Gary Nugent, to combine our talented teams, drive new growth opportunities and unlock the full potential of this combination.”

Investor Presentations

Informa PLC

Informa will host an investor presentation at 11am UK time on 11 January 2024, focusing on its strong trading performance in 2023, the outlook for 2024, and today’s announcement on TechTarget. This will be held in person at its offices at 240 Blackfriars, London, SE1 and webcast live via www.informa.com, hosted by Group Chief Executive, Stephen A. Carter and Group Finance Director, Gareth Wright. They will be joined by the Informa Tech CEO, Gary Nugent and TechTarget Chief Executive, Michael Cotoia.

The live webcast can be accessed via www.informa.com or via https://brrmedia.news/INF_CU24.

For those participants that would like to ask questions, the dial in is as follows:

Password if prompted: Informa Update

UK: 0808 109 0700 or +44 (0)330 551 0200

TechTarget

Separately, TechTarget will host a conference call to discuss the proposed combination of Informa Tech’s digital businesses with TechTarget. This will be held at 8.30am EST / 1.30pm UK Time on 11 January 2024, led by TechTarget Chief Executive Michael Cotoia, TechTarget Finance Director Daniel T. Noreck. They will be joined by Informa PLC Group Chief Executive Stephen A. Carter and Informa Tech CEO, Gary Nugent.

The live webcast can be accessed at https://events.q4inc.com/attendee/433854863 or by dialling as follows:

Access Code: 698382

International: 866-813-9403

US: 929-458-6194

Enquiries

Stephen A. Carter, Group Chief Executive	+44 (0) 20 8052 0400
Gareth Wright, Group Finance Director	+44 (0) 20 8052 0400
Richard Menzies-Gow, Director of IR & Communications	+44 (0) 20 8052 2787
Tim Burt / Simon Duke – Teneo	+44 (0) 7583 413254 / +44 (0) 7815 779225

About TechTarget

TechTarget (Nasdaq: TTGT) is the global leader in purchase intent-driven marketing and sales services that deliver business impact for enterprise technology companies. By creating abundant, high-quality editorial content across approximately 150 websites and 1,000 webinars and virtual event channels, TechTarget attracts and nurtures communities of technology buyers researching their companies’ information technology needs. By understanding these buyers’ content consumption behaviours, TechTarget creates the purchase intent insights that fuel efficient and effective marketing and sales activities for clients around the world.

TechTarget has offices in Boston, London, Munich, New York, Paris, Singapore and Sydney. For more information, visit techtarget.com and follow us on Twitter @TechTarget.

In 2022, TechTarget reported revenue of $297.5m and income before provision for income taxes of $57.6m. Its reported gross assets at 30 September 2023 were $687.6m.

About Informa Tech

Informa Tech is a leading provider of market insight and market access to the global business technology community. Through in-depth expertise and an engaged audience community, Informa Tech helps business professionals make better technology decisions and marketers reach the most powerful tech buyers and influencers in the world. Across its portfolio of over 100+ trusted brands, Informa Tech has over 1000 industry experts, including over 400 research analysts and consultants in global research group Omdia, and a monthly audience reach of over 125 million. Informa Tech is a division of FTSE 100 company Informa plc. For more information, visit informatech.com

The digital businesses of Informa Tech being combined with TechTarget include Industry Dive (Specialist B2B Content/Brands), Omdia (Specialist Tech Research), NetLine (Demand Generation and Buyer Intent), and other Specialist Tech Digital Media Brands (eg Information Week, Light Reading, Heavy Reading, AI Business).

In 2022, these digital businesses delivered revenue of £220.7m and statutory profit before tax, post exceptional and amortisation costs of £2.9m.

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”) between Informa and TechTarget, TechTarget CombineCo, Inc. (“NewCo” or, after the completion of the proposed transaction, “New TechTarget”) and TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of NewCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and NewCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or NewCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR NEWCO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, NewCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at www.TechTarget.com or by contacting TechTarget’s Investor Relations Department at investor@TechTarget.com.

Participants in the Solicitation

Informa, TechTarget, NewCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or NewCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or NewCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of NewCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of NewCo to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of NewCo; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and NewCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns, on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or NewCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at www.TechTarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Informa PLC Full Year Trading Update

10 January 2024

Strong 2023 performance, further growth in 2024

Continuing organic and inorganic opportunities provide strong outlook for the year ahead

Informa (LSE: INF.L), the international B2B Events, B2B Digital Services and Academic Markets Group today issued a trading update, confirming a strong performance in 2023 and confidence of further growth in 2024, whilst separately announcing the combination of Informa Tech’s digital businesses with US-based TechTarget to create a leading platform in B2B Digital Services.

Stephen A. Carter, Group Chief Executive, said:

“Informa delivered a standout performance in 2023 and we are committing to further strong growth in 2024.”

Key Highlights

2023 performance…Informa expects (subject to audit) to report 2023 Underlying Revenue Growth of c.30%, Reported Revenue of £3,165m+, Adjusted Operating Profit of c.£845m and Free Cash Flow of £600m+;

Growth drivers for 2024...

Structural growth…Live & On-Demand B2B Events and Specialist Knowledge

International reach…Strength in the US and rapidly expanding economies in the Middle East, China and Asia

High growth B2B markets…eg Pharma, Healthcare, Technology, Health & Nutrition, Beauty and Aviation

Revenue visibility…£1bn+ in subscriptions and other recurring booked revenues

Disciplined Balance Sheet…c.1.4x leverage at end 2023

2024 Market guidance...2024 guidance targets high single digit Underlying Revenue Growth, with Reported Revenue of £3,425m-£3,475m and Adjusted Operating Profit of £945m-£965m (excluding any effect of the proposed combination with TechTarget; GBP/USD 1.25);

Growing Shareholder Returns…The strong operating performance delivers improving shareholder returns, with £1.06bn of the £1.15bn current Share Buyback Programme completed by year-end and a 2023 dividend confirmed at 18p, +80% year-on-year;

The Power of B2B…Major Live & On-Demand brands, rich specialist B2B content and additional Digital Services, are delivering volume and value growth across Informa Markets, Informa Connect and Informa Tech, leading to c.40% aggregate underlying revenue growth in 2023 and a target of high single digit growth in 2024 (excluding any effect of the proposed combination with TechTarget);

Acceleration in B2B Digital Services…Today we have announced the combination of Informa Tech’s digital businesses with US-based TechTarget, creating a leading platform in B2B Digital Services, underpinned by IIRIS, Informa’s first party data platform, complementing the Group’s leadership position in Live and On-Demand B2B Events. Post completion in H2 2024, this combination will take annual B2B revenues to c.£3bn;

Academic Strength…Acceleration in Open Research volumes and other Pay-to-Publish Services, combined with underlying strength in Pay-to-Read Subscriptions underpins our 2024 underlying revenue growth target of c.4%, following a c.3% growth performance in 2023.

New Informa Group PLC: Focus, Scale and Growth

The strong performance of our businesses over recent years, combined with the benefit of inorganic investments, including today’s proposed combination with TechTarget, strengthens Informa’s operating model:

Investor Presentation

Informa PLC

Informa will host an investor presentation at 11am UK time on 11 January 2024, focusing on its strong trading performance in 2023, the outlook for 2024, and today’s announcement on TechTarget. This will be held in person at its offices at 240 Blackfriars, London, SE1 and webcast live via www.informa.com, hosted by Group Chief Executive, Stephen A. Carter, and Group Finance Director, Gareth Wright. They will be joined by the Informa Tech CEO, Gary Nugent and TechTarget Chief Executive, Michael Cotoia.

The live webcast can be accessed via www.informa.com or via https://brrmedia.news/INF_CU24.

For those participants that would like to ask questions, the dial in is as follows:

Password if prompted: Informa Update

UK: 0808 109 0700 or +44 (0)330 551 0200

Enquiries

Stephen A. Carter, Group Chief Executive	+44 (0) 20 8052 0400
Gareth Wright, Group Finance Director	+44 (0) 20 8052 0400
Richard Menzies-Gow, Director of IR & Communications	+44 (0) 20 8052 2787
Tim Burt / Simon Duke – Teneo	+44 (0) 7583 413254 / +44 (0) 7815 779225

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”) between Informa and TechTarget, TechTarget CombineCo, Inc. (“NewCo” or, after the completion of the proposed transaction, “New TechTarget”) and TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of NewCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and NewCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or NewCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR NEWCO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, NewCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at www.TechTarget.com or by contacting TechTarget’s Investor Relations Department at investor@TechTarget.com.

Participants in the Solicitation

Informa, TechTarget, NewCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or NewCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or NewCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of NewCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of NewCo to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of NewCo; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and NewCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns, on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or NewCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at www.TechTarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.